Filed by: Sonida Senior Living, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sonida Senior Living, Inc.

Commission File No. 001-13445

Date: November 10, 2025

Sonida Senior Living, Inc. NYSE:SNDA

FQ3 2025 Earnings Call Transcript

Monday, November 10, 2025 4:00 PM GMT

EXECUTIVES:

Brandon M. Ribar

President, CEO & Director

Kevin Detz

Chief Financial Officer

PARTICIPANTS:

Jason Finkelstein

Ignition Investor Relations, Founder

Benjamin Hendrix

RBC Capital Markets, Research Division

Derrick R. Metzler

Morgan Stanley, Research Division

PRESENTATION:

Operator: Thank you for standing by. At this time, I would like to welcome everyone to the Sonida Senior Living Third Quarter Earnings Call. [Operator Instructions]

I will now turn the call over to Jason Finkelstein, Investor Relations.

Jason Finkelstein: Thank you, operator. All statements made today, November 10, 2025, which are not historical facts may be deemed to be forward-looking statements within the meaning of federal securities laws. The company expressly disclaims any obligation to update these statements in the future. Actual results or performance may differ materially from forward-looking statements. Certain factors that could cause actual results to differ are detailed in the earnings release that the company issued earlier today as well as in the reports that the company files with the SEC, including the risk factors contained in the annual report on Form 10-K and quarterly report on Form 10-Q. Please see today’s press release for the full safe harbor statement, which may be found in the 8-K filing from this morning or at the company’s Investor Relations page found at investors.sonidaseniorliving.com.

In addition, as it relates to any discussions today regarding the proposed transaction announced on November 5, 2025, and we have made and will continue to make important filings with the SEC in connection with the proposed transaction, including a registration statement on Form S-4 and the related joint proxy statement prospectus we filed with the SEC in connection with the proposed transaction. Today’s call is not intended to be and is not a substitute for those filings. We urge you to read those materials carefully when they become available before making any voting or investment decisions. Please also note that during this call, the company will present non-GAAP financial measures. For reconciliations of these non-GAAP measures to the most comparable GAAP measure, please see today’s earnings release.

If you’d like to follow along during today’s call, you can find Sonida’s Third Quarter 2025 earnings presentation in the Investor Relations section of the company’s website. In addition, we have included supplemental earnings information within our presentation consistent with prior quarter releases.

I would now like to turn the call over to Sonida, President and CEO, Brandon Ribar.

Brandon M. Ribar (President, CEO & Director): Thanks, Jason. Good morning, and thank you for joining us on our third quarter earnings call. Last week, we announced a significant step in the Sonida journey with the signing of a merger agreement to acquire CNL Healthcare Properties or CHP, for a total consideration of $1.8 billion. The transaction, which is scheduled to close in late Q1 or early Q2 of 2026, accelerates the company’s growth profile and should deliver significant value to Sonida’s current and future shareholders. The structure of the transaction achieves 4 simple but highly impactful objectives. First, it is accretive to the quality and age of our real estate with an average age below public peers and our existing portfolio.

Second, the transaction is significantly accretive to AFFO per share through structural and operational synergies, while at the same time, it materially reduces leverage with a clear path to achieving our target of 6x leverage. And finally, the additional liquidity generated through the issuance of shares to CHP’s current retail shareholder base will immediately increase the free float of the stock to approximately $1 billion following closing of the transaction.

The addition of high-quality real estate located in strong growth markets further enhances the near- and long-term earnings power of the portfolio and creates additional flexibility for portfolio optimization as we look to recycle out of select lower-growth assets into higher return acquisitions. For reference, we have acquired 23 assets over the last 18 months. Once we close and integrate the CHP portfolio, we hope to return to this pace of acquisitive growth. The company’s free cash flow generation post transaction provides significant capital for accretive reinvestment in both internal ROI projects and bolt-on acquisitions. Additionally, the commitment of a new upsized $300 million revolver at close of the transaction will further increase our available capital to capitalize on our robust investment pipeline in the second half of 2020.

Switching now to our third quarter results. Our portfolio top line continued to deliver sequential growth and year-over-year improvement driven by both occupancy and rate, highlighted by an accelerated recovery in our acquisition communities. Total portfolio NOI grew 21% year-over-year, including the NOI drag from communities opened or acquired in 2025. Adjusted EBITDA improved more than 30% on the strength of our acquired communities same-store NOI growth and the effective management of our G&A. Same-store occupancy increased 90 basis points in sequential quarters to 87.7% and finished October with an average of 88% a portfolio high point.

Our 19 communities acquired in 2024 performed exceptionally well with a sequential improvement of 370 basis points from Q2 to Q3. Our operating team will place added emphasis in 2 specific areas as we close the year. The consistent delivery of excellent clinical care and services to support the health and well-being of our residents, and the laser focus on NOI flow-through with a strong occupancy base. Additionally, managing outlier community performance in the same-store portfolio remains a key focus and has limited the headline same-store NOI growth numbers in Q2 and Q3, as Kevin will further detail.

Our goal is to continually assess the long-term earnings potential of each community and implement required optional changes, further invest to drive higher performance or monetize those nonstrategic or low-growth assets. Kevin will elaborate further on the details of the results, but I want to touch on a few important elements of the operating plan moving forward.

For the month of October, we had a record high occupancy for our same-store portfolio of 88%. Additionally, our overall rate profile of the business remains strong and labor trends have moved in line with expectations after the completion of our regional restructuring and scheduling system overhaul, which heightened labor volatility in July and early August. Labor metrics in the early stages of the fourth quarter remained steady in terms of hours of labor per resident day and total wages.

We are moving in a positive direction on the labor front and the continued emphasis on the use of technology to staff our communities based on the daily service and clinical needs of our residents will be key to achieving margin expansion as occupancy levels approach 90%. The phased rollout of our new clinical system supporting a robust electronic health record system in our assisted living and memory care apartments was completed at the end of the third quarter in conjunction with the full implementation of additional scheduling technology and staffing data generated through our nurse call system, our operations team will now have a consistent view of staffing trends and variability in each of our communities.

A strong technology platform, coupled with more robust labor management processes and oversight provide our local leadership to tools to manage their workforce efficiently while delivering excellent care and services to our residents. Fundamental to our acquisition strategy is the ability to enhance resident care while optimizing the labor cost model as communities deliver occupancy growth. Our acquisitions continue to shine with another strong quarter of growth on both the top line and net operating income.

Specific to the acquisitions completed in 2024, we view November 2024 as the baseline month given all 19 communities had been transitioned into the portfolio. Over the last 12 months, average occupancy has increased from 76.3% to 83.7% and resident rates have increased 4.2% over the same period. These acquisition communities reached a high point in both occupancy and NOI in Q3 and trends in October remained strong.

Given the scale of the CHP transaction, Sonida’s track record of successfully integrating communities into our operating platform, minimizing the period of initial disruption and improving performance trends gives us confidence in our team’s ability to execute this more complex and scaled transaction. On the whole, our acquisitions continue to achieve or exceed our underwriting and the pace of recovery has accelerated in less than the 18 to 24-month time line previously indicated in our comments.

The combined NOI of the acquisitions completed in 2024, represents a greater than 10% yield on total acquisition costs with additional upside remaining in all key operating metrics. These operating results and the continued growth of our platform, including the CHP transaction, depending on the strength and capabilities of our local and regional leadership. We are proud of the compassion and commitment to results delivered every day in our Sonida communities. We are also intensely focused on retaining, developing and recruiting new talent as we grow.

Employee turnover and leadership turnover within our communities continues to trend favorably. I am confident these retention levels are a result of the investments we have made in wages, benefits and the positive and supportive culture at Sonida. Recruiting additional talent to successfully scale the business and execute our growth plan will be imperative and based on the elevated external interest in career opportunities within Canida, I’m confident we will continue to attract top-notch talent with a commitment to providing high-quality care and services to our residents.

I’ll now turn the call over to Kevin for a detailed discussion of our Q3 financial performance.

Kevin Detz (CFO): Thanks, Brandon. I’ll begin my comments with an overview on the work our teams have completed in recent months to support the NOI ramp of our acquisitions as well as identify outlier performance opportunities in our same-store portfolio. The availability of more robust technology related to labor has allowed for increased visibility in communities where costs have not flexed with the pace of occupancy growth or where premium labor has weighed down margin expansion.

Our finance, clinical HR teams, including a newly appointed CHRO are working collectively with operational leadership to ensure community staffing aligns with the needs of our residents. Our team has also redirected additional resources to assist our operators to ramp margin while maintaining the high level of care and service consistent with the Sonida culture. In the past few months, we have seen significant progress in overall labor management. I’ll now walk through a few key pages in our Q3 investor deck posted this morning.

Starting on Slide 17, with the same-store comparisons of sequential and year-over-year quarters, we are happy to report occupancy of 87.7% for Q3, which is our highest quarter post COVID. This represents an increase of nearly a full point over the previous quarter’s occupancy of 86.8%. Revisiting some of the organizational changes this summer, the shift of G&A dollars towards our marketing team has created a more consistent and wider sales funnel that has supported this growth. This shift, combined with a dedicated focus on generating internal sales leads has moved reliance on outside placements from 43% to 26% year-over-year. This momentum in occupancy carried into Q4 with a spot occupancy of 89.0% as of October 31.

And finally, the portfolio continued its strong rate trajectory with a year-over-year RevPOR increase of 4.7%, more on the same-store NOI further in the presentation.

Moving ahead to our acquisition portfolio performance on Slide 18. Note that these figures include the results from our 20 community acquisitions from 2024, including the at share results of our 2 joint venture investments and the December 31, 2024 acquisition of our North Bend Crossing Vista community that opened in July as well as our 3 recent 2025 community acquisitions.

In consecutive quarters, occupancy increased 180 basis points, leading to an increase in annualized revenues of $10 million for the same period. Our acquisition portfolio NOI increased by $900,000 or 22% on a sequential quarter basis. When removing the combined NOI loss from the recently opened North Bank Crossing Vista acquisition and the September Mansfield acquisition, this increase jumps to $1.1 million, or 28%. Expanding more on the acquisition portfolio performance, we’ve now owned our 2024 acquisitions for roughly a year.

As a reminder, more than half of these communities were distressed at the time of purchase. As Brandon mentioned earlier, these communities have grown occupancy by 740 basis points since November 2024. This occupancy expansion, coupled with a strong operating expense flex over that same 1-year period has resulted in a 10% yield on cost, as seen on Slide 28. This 12-month achievement has exceeded our initial expectation of 18 to 24 months and is driving our belief that there is significant remaining upside in this portfolio through full occupancy stabilization and ongoing rate growth.

Moving to total portfolio highlights on Slide 19. The company grew its year-over-year total portfolio NOI at share by 20% and or $14 million on an annualized basis. Note that the overall year-over-year occupancy and margin percentage for the total portfolio at share is unfavorably impacted due to the acquisitions coming in at lower starting average occupancy and margin levels.

Over to Slide 20, where we will review the same-store occupancy in more depth. On last quarter’s call, we touched on historically high levels of [indiscernible] that impacted our occupancy despite our progress on absolute movements. This quarter, I’m pleased to report that we have continued our same-store movement acceleration with move-outs due to retreating back to normal operating levels. This net trend provided for the 90 basis point increase in occupancy from the second quarter with continued momentum heading into the last quarter of the year, including a solid net gain of 30 basis points of occupancy for October.

Moving ahead to the rate discussion on Slide 21. As a reminder, on a same-store basis, the average annual rent renewal rate on March 1 was 6.9%, which was applicable to 71% of the total same-store residents. Comparing the rate profile to Q3 2024, the company continues to drive private pay increases with a near 5% increase across quarters. Over the past year, the company has invested in its on-site clinical resources and clinical technology platforms, both contributing to an increase in level of care fees by 14% year-over-year.

Additionally, the migration away from premium and contract labor to more permanent upskilled clinical functions further support the overall resident experience. Diving into margin drivers and NOI more broadly, we will move ahead to Slide 22 to discuss same-store operating expense trends. As a percentage of revenue, total labor, excluding benefits increased 70 basis points from the previous quarter. This was driven by a rapid spike in occupancy in several communities during the front part of the quarter, where labor was not flexed timely and appropriately. Using our proprietary labor tools, we identified the drivers of the labor misses and implemented more stringent labor controls and close monitoring oversight from our corporate support center.

Because of this, the trending of labor in the back half of the quarter improved, with hours relative to occupancy decreasing 2.5% or approximately $500,000 on an annualized basis. We expect this trend to continue through the fourth quarter based on preliminary results for October. On the nonlabor expense front, absolute costs increased $600,000 from Q2 2025 to Q3 2025, half of which is attributed to one extra expense day in the quarter. The remaining half was attributed to increases in utilities, primarily electricity due to a prolonged summer in Texas and our southern states.

Speaking to the company’s overall same-store margin profile in more depth, our communities grew year-to-date NOI by 10% or more as compared to 2024. The bottom cohort of underperforming communities is almost directly correlated to the Texas communities that were part of the organizational restructure this summer, which were impacted primarily from weaker sales resources that we’re addressing through our enhanced marketing platform.

The remaining communities are ones that the company expects to evaluate for potential pruning out of its core portfolio. Closing out the P&L for this quarter’s earnings, our G&A continues to show stabilization following 2024 onetime build-out of our business development and operational excellence functions to support overall growth initiatives. G&A levels for the year remained slightly below normalized run rate Q4 levels due to a slight reduction in total FTEs over those periods as well as focused spending controls tied into our revised operating cadence implemented in the second half of 2024. All 3 of 2025 community acquisitions were onboarded without adding FTEs at the above community level.

Moving to the balance sheet on Slide 23. As mentioned in last quarter’s earnings, we successfully closed on a restated finance agreement with Ally Bank that provides for an additional 5 years of term, which includes 2 1-year extensions and a variable interest rate of SOFR plus 265 with a step down to SOFR plus 245 subject to achievement of certain performance thresholds. The initial proceeds of $122 million were used to pay off the current Allied term loan of $113 million with the remaining borrowings collateralizing the additional Alpharetta community acquired in June. The revised Allied term loan provides for an additional $15 million in delayed draws as certain financial covenants are attained.

With the December 2024 amendment of our Fannie loans and the restated Allied term loan, approximately 80% of our debt has an effective maturity date of early 2029 or later with our credit facility representing 11% and expiring in mid-2027. Our total debt at shares comprised of 57% fixed rate debt. With the inclusion of the credit facility, the weighted average interest rate is 5.5% for the portfolio, with the variable rate debt nearly fully hedged. Currently, the company has $64 million of capacity remaining under its facility with approximately $41 million immediately available at the end of the third quarter.

The company continues to expand its availability as the underlying borrowing base assets, securing the facility continue to expand their NOI profile each quarter.

Finally, as of today, the company is in compliance with all financial covenants required under its mortgages and credit facility. Back to you, Brandon.

Brandon M. Ribar (President, CEO & Director): Thanks, Kevin. As we close out the year, our team remains dedicated to achieving results on 2 primary fronts. The operations team continues to focus entirely on the in-place portfolio with specific emphasis on improving performance at communities with weak or negative year-over-year NOI growth. Our M&A and operational excellence teams will work hand in hand with senior leadership to continue building our integration plans while engaging in strategic discussions with CHP’s current operators to identify a clear path forward post closing. We are extremely excited about the opportunity ahead and thankful for the consistent support from our investors. The announcement last week generated incredible excitement and interest, both inside and outside of Sonida, and our team remains fully dedicated to the successful execution of organic and inorganic growth objectives. This concludes our prepared remarks. Operator, please open the line for any questions.

Operator: [Operator Instructions] And your first question comes from the line of Ronald Kamdem with Morgan Stanley.

Derrick R. Metzler (Morgan Stanley, Research Division): This is Derrick Metzler on for Ron. Congrats on the merger announcement. Before Great. Just maybe before we get into the merger, just touch on operations in the quarter quickly. I guess one of our questions was about the same-store occupancy trend, which is just growing below the industry average, I guess, of about 200 basis points year-over-year. So maybe just touch a little more on the move-in, move-out trends you saw during the quarter and what might be impacting that and kind of what you’re seeing going forward?

Kevin J. Detz (CFO): Certainly. Yes, I’d say that specifically in the back half of the quarter and then here in the early part of Q4, we’ve been pleased with the accelerated same-store occupancy improvement up to that kind of 89% spot level and 88% in October. So -- while earlier in the summer, our numbers might have been a little bit kind of below peers, we have seen good movement. And I’d say that it’s been driven by a handful of communities that were kind of trailing or lagging in terms of their performance in the portfolio and move-in trends have picked up significantly. I think the other piece that’s really important that Kevin referenced was the move-ins are coming from nonpaid referral sources. And so as we’ve seen the combination of a reduction in move-outs through death and then an increase in move-ins that we’re generating through our own internal mechanisms, that ultimately is helpful from just an overall margin and growth perspective. as we look to continue that in Q4. So I’d say that we’re pleased to be knocking on the doorstep of 90%, but we know that continued growth and then also margin flow-through are absolute areas of emphasis for us here as we close the year.

Derrick R. Metzler (Morgan Stanley, Research Division): Great. That’s helpful. And then I guess just as you’re preparing for the merger, clearly, there was an expense related to that in the transaction costs this quarter of about $6.2 million. I guess as you — as we go through the next couple of quarters before the merger closes, is that kind of a recurring cost that we can expect? Or was there anything else in that number we should think about? And just anything else kind of going into the merger preparation?

Kevin J. Detz (CFO): Yes. So the total transaction costs were $75 million that were in the merger deck that we released. So obviously, that’s a fluid number, but that’s what we’ve pegged right now and $6 billion of that goes towards that $75 million. So we should continue to see each month and then with the end of the quarter, at the end of the year and into next year, those transactions costs being incurred as part of the cost to do the deal.

Operator: Your next question comes from the line of Ben Hendricks with RBC.

Benjamin Hendrix (RBC Capital Markets, Research Division): Congratulations again on the acquisition. I appreciate the color also on kind of the same-store labor costs that were related to some of the occupancy ramp early in the quarter. I just wanted to get your thoughts on kind of how you see RevPOR versus export trending over kind of the longer term on a run rate basis. And if we expect that spread to be a little bit compressed in the near term, due to some of the investments you’re talking about specifically into labor management. Just any indication about how you’re seeing long-term RevPOR versus export.

Brandon M. Ribar (President, CEO & Director): Thanks so much, Ben. Yes, I’d say that on the RevPOR front, we recognize that it’s the higher occupancy levels on a portfolio-wide and then also with the the specific acquisition we brought on board and the same store being up close to 90%, that continuing to push rate consistent with what we’ve achieved and even really consistent with what we’ve achieved in prior years, but with the opportunity to expand in certain communities as well in 2026 and beyond.

So we recognize that rate is super key, especially on the same-store side to expanding the margins up to where we believe we can get to in that 30-plus percent range. And then on the labor front, we’ve kind of seen the trends that hit us in July and August start to really kind of come back in line, but we know there is more upside and work to do on that front, and that’s where our entire leadership team is continuing to spend a fair amount of time. So we feel like the relationship being able to expand margin based on the relationship in 2026, is how margin expansion will really be able to be achieved.

Benjamin Hendrix (RBC Capital Markets, Research Division): Great. [indiscernible] acquired portfolio, including the new acquisition, how is agency labor or contract labor kind of trending versus — or where does that stand kind of versus your targets? And how much opportunity can we effect on the labor front, getting that back down to normal levels.

Kevin J. Detz (CFO): Yes. So we have hardly any contract labor to speak of in the acquisition portfolio. or the whole company as a total where we’re seeing the initial challenges from the first year that we think we’ve largely pushed past on the acquisition portfolio is the premium labor with respect to over time and getting permanent employees and associates at our communities. But now we’re seeing that. So I think that’s creating a little bit of the NOI boost that you saw quarter-to-quarter going back to Q2.

Operator: There are no further questions at this time. I will now turn the call back over to Brandon Ribar for closing remarks.

Brandon M. Ribar (President, CEO & Director): Thank you all for joining our Q3 conference call. We’ll be speaking with you soon. Take care.

Operator: Ladies and gentlemen, that concludes today’s call. Thank you all for joining. You may now disconnect.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1993, as amended.

Additional Information and Where to Find It

This communication relates to the proposed transaction involving Sonida Senior Living, Inc. (“Sonida”) and CNL Healthcare Properties, Inc. (“CHP”). In connection with the proposed transaction, Sonida and CHP will each file relevant materials with the SEC, including a registration statement on Form S-4 to register the shares of Sonida common stock to be issued to the CHP stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of CHP and the stockholders of Sonida seeking their respective approval of the transaction. Sonida and CHP may also file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Sonida and/or CHP may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SONIDA’S AND CHP’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SONIDA, CHP AND THE PROPOSED TRANSACTION.

Investors and shareholders may obtain copies of these documents and other documents filed by Sonida and CHP with the SEC free of charge through the website maintained by the SEC at www.sec.gov or from Sonida at its website, sonidaseniorliving.com, under the heading Investor Relations, or from CHP at its website, cnlhealthcareproperties.com, under the heading Investor Resources.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Sonida and CHP, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Sonida and CHP and other persons who may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the transaction, which will be filed with the SEC. Information about the directors and executive officers of Sonida and their ownership of Sonida equity interests can be found in the sections entitled “Principal Stockholders and Stock Ownership of Management,” “Executive Officers,” “Executive Compensation Tables,” and “2024 Director Compensation” included in Sonida’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 29, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Sonida’s directors and executive officers; and in other documents filed by Sonida with the SEC. Information about the directors and executive officers of CHP and their ownership of CHP equity interests is set forth in the sections entitled “Compensation of Directors,” “Executive Officers,” “Share Ownership” and “Certain Relationships and Related Person Transactions” under “Item 1—Election of Directors” included in the definitive proxy statement for CHP’s 2024 Annual Meeting of Stockholders, filed with the SEC on September 16, 2024 and in other documents filed by CHP with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “could,” “should,” “anticipate” and similar statements of a future or forward-looking nature. The forward-looking statements, are subject to certain risks and uncertainties, and actual results, events and financial condition could materially differ from those indicated in the forward-looking statements, including, among others, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the inability to complete the proposed transaction on the anticipated terms or by the end of the Outside Date (as defined in the Merger Agreement), (2) the inability to complete the proposed transaction due to the failure to satisfy all of the conditions to closing in a timely manner or at all, including the failure to obtain the requisite stockholder approvals or to obtain the Equity Financing (as defined in the Merger Agreement), or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) costs related to the proposed transaction, including costs with respect to the Equity Financing, (4) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (5) the risk of litigation action related to the proposed transaction, (6) such other economic or other conditions in the markets CHP or Sonida are engaged in, (7) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in Sonida’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 17, 2025, and as such factors may be updated from time to time in Sonida’s other filings with the SEC, and (8) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in CHP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 5, 2025, and as such factors may be updated from time to time in CHP’s other filings with the SEC, which filings are accessible on the SEC’s website at www.sec.gov. This list of factors is not intended to be exhaustive. Forward-looking statements only speak as of the date of this communication, and neither CHP nor Sonida assumes any obligation to update any written or oral forward-looking statement made by either Sonida or on its behalf or CHP or on its behalf as a result of new information, future events or other factors, except as required by law.